SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 14D-9

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                  CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST
                           (Name of Subject Company)


                  Capital Partners II, Ltd. Liquidating Trust
                     (Name of Person(s) Filing Statement)


                                 Trust Units
                       (Title of Class of Securities)


                                     N/A
                   (CUSIP Number of Class of Securities)

            ______________________________________________________

                   Thomas W. Pauken, Liquidating Trustee
                Capital Partners II, Ltd. Liquidating Trust
                      5646 Milton Street, Suite 900
                           Dallas, Texas 75206

               (Name, address and telephone number of person
             authorized to receive notice and communication on
                   behalf of the person filing statement)

                                  Copy to:

                             John S. Daniels
                             Attorney at Law
                 6440 North Central Expressway, Suite 503
                           Dallas, Texas 75206
                             (214) 368-9405

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

    The subject company is Capital Partners II, Ltd. Liquidating Trust (the "Trust"), 5646 Milton Street, Suite 900, Dallas, Texas 75206. The telephone number of the Trust is (214) 378-9340. Trust Units, which represent beneficial interests in the assets of the Trust, are the subject of the tender offer to which this Schedule 14D-9 relates. As of November 21, 2000, there were 43,254 Trust Units outstanding.

    The Trust was created on November 17, 2000, for the purpose of continuing the orderly liquidation of the assets of Renaissance Capital Partners II, Ltd., a Texas limited partnership (the "Partnership") which has been managed in liquidation since October, 1998 by Thomas W. Pauken, the Liquidation Trustee of the Partnership. The First Amended and Restated Trust Agreement governing the operations of the Trust was entered into effective November 17, 2000 and was filed as Exhibit 3.1 to a Report on Form 8-K filed by the Trust with the Securities and Exchange Commission on November 21, 2000.

    The beneficial owners of the Trust (the "Beneficiaries") are all of the persons who were limited partners of the Partnership at the time of the transfer, and each Beneficiary owns the same number of Trust Units as the number of units owned in the Partnership.

    There is no public market for the Trust Units, nor did a market exist for units in the Partnership. Trust Units are also generally restricted as to transfer except with the consent of the Liquidating Trustee.

Item 2.  Identity and Background of Filing Person

    The filing person is the Trust, the name, address and telephone number of which are set forth in Item 1 above. This Schedule relates to an Offer to Purchase up to 21,627 Trust Units (the "Offer") made by Sulzer Medica USA Holding Co., 3 East Greenway Plaza, Suite 1600, Houston, Texas 77046 ("Purchaser"). The Offer has been made pursuant to an Agreement dated as of November 17, 2000, between the Purchaser and the Liquidating Trustee (the "Tender Offer Agreement"), which is discussed herein in the Response to Item 4.

    Thomas W. Pauken, the Liquidating Trustee of the Trust, is also the Liquidation Trustee of the Partnership. On behalf of the Partnership, pursuant to authority granted to him in an amendment to the governing partnership agreement adopted by the limited partners on November 17, 2000, Mr. Pauken transferred to the Trust all of the securities in Tutogen Medical, Inc. ("Tutogen") and all of the Partnership's cash and other securities. The securities of Tutogen, consisting of 7,202,408 shares of common stock, warrants to purchase 700,000 shares of common stock and options to purchase 3,500 shares of common stock (referred to collectively as the "Tutogen Securities"), constituted more than 98% of the value of all of the Partnership's assets reflected on its balance sheet as of September 30, 2000.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

    Mr. Pauken does not own any Trust Units. However, he serves as the Chairman of the Board of Directors of Tutogen and as of November 27, 2000, he was the beneficial owner of the following securities of Tutogen:

            Name of Security                   Number Beneficially Owned
     _________________________________     __________________________________

             Common Stock                            127,782 shares
     Options to purchase Common Stock       Options to purchase 70,000 shares
     Warrants to purchase Common Stock     Warrants to purchase 57,000 shares

    The Tender Offer Agreement provides that, promptly upon the purchase by the Purchaser of Trust Units pursuant to the Offer, and from time to time thereafter, for so long as the Purchaser owns at least 35% of the then outstanding Trust Units, the Purchaser shall be entitled to designate supervising trustees constituting one-third of the Board of Trustees, rounded up to the nearest whole number, and the other members of the Board of Trustees, including the Liquidating Trustee shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as supervising trustees of the Trust, including increasing the size of the Board of Trustees or securing the resignations of incumbent supervising trustees, or both. The Tender Offer Agreement further provides that, until the termination of the Trust in accordance with the terms of the governing agreement, unless the Purchaser shall otherwise agree in writing, the Liquidating Trustee shall not resign from that position and shall not take any action to increase the number of the Board of Trustees to greater than three or change the constituency of the Board of Trustees, other than as contemplated pursuant to the Tender Offer Agreement.

Item 4.  The Solicitation or Recommendation

    The Board of Trustees of the Trust consists of the Liquidating Trustee and two Supervising Trustees. The Board of Trustees unanimously took the following actions with respect to the Offer on November 17, 2000:

  * determined that the Offer, the Tender Offer Agreement, and the transactions contemplated thereby are in the best interests of the Beneficiaries and appropriate for the management, conservation and protection of the trust estate of the Trust;

  * approved the Offer, the Tender Offer Agreement and the other transactions contemplated thereby;

  * determined that it is advisable for the Liquidating Trustee to enter into the Tender Offer Agreement on behalf of the Trust and to cause the Trust to perform all of its obligations thereunder; and

  * resolved to recommend that Beneficiaries desiring to obtain liquidity for all or a portion of their investment in the Trust accept the Offer and tender their Trust Units pursuant to the Offer. The Board of Trustees therefore authorized the Liquidating Trustee to enter into the Tender Offer Agreement and take such further actions as he determines are necessary or desirable for the purpose of consummating the transactions contemplated by the Tender Offer Agreement and causing the Trust to perform all of its obligations thereunder.

    In making the foregoing decisions, the Board of Trustees considered, without limitation, the terms of the Offer, the nature and purpose of the Trust, the background and history of the Partnership, the desire of some Beneficiaries to obtain liquidity for all or a portion of their investments, the history and recent financial performance of Tutogen and the market value of its common stock, and the fact that the Purchaser does not require external financing to complete the Offer.

    The Partnership was formed in 1991, and there have been relatively few transfers of limited partnership interests and no public market therefor. Since October, 1998, Mr. Pauken has been engaged in an orderly liquidation of the assets of the Partnership. Throughout that period, the most significant holding of the Partnership has consisted of securities issued by Tutogen (the Tutogen Securities now owned by the Trust constitute a majority of Tutogen's outstanding common stock), but the market value of those securities in 1998 was relatively low, as Tutogen had suffered substantial losses. More recently, the financial condition and earnings of Tutogen have improved significantly.

    On November 17, 2000, the limited partners of the Partnership approved an amendment to the Restated and Amended Agreement and Articles of Limited Partnership authorizing the Liquidation Trustee to transfer all or substantially all of the Partnership's assets to the Trust. The Trust will be managed by the Liquidating Trustee, subject to oversight by two Supervising Trustees, until such time as the assets of the Trust, or the proceeds from sale or other disposition of such assets, are distributed to the Beneficiaries. Initially, the two Supervising Trustees are Kenneth Reimer and Robert Farone.

    The Trust is governed by the First Amended and Restated Trust Agreement, dated November 17, 2000, which provides that, if the assets of the Trust have not been distributed prior to the second anniversary of the formation of the Trust (November 17, 2002), then the Trust shall be terminated, at which time the remaining assets would be distributed to the Beneficiaries. If the Tutogen Securities and other assets of the Trust are disposed of prior to that date, then the Liquidating Trustee would distribute the proceeds as soon as practicable thereafter.

    In considering the Tender Offer Agreement and the Offer, the Board of Trustees took into account the price offered for Trust Units and the fact that, unlike other possible methods of providing some liquidity for Beneficiaries prior to the final distribution of the assets of the Trust, the Offer would

  * allow each Beneficiary to decide whether to tender all or a portion of his or her Trust Units or continue to hold all Trust Units, and

  * enable the Trust (and, indirectly, the Beneficiaries) to continue to hold a controlling position in Tutogen.

    During the Partnership's liquidation, Mr. Pauken communicated with many of the limited partners, and he learned from those communications that many of them desire a method of obtaining liquidity. On the other hand, other Beneficiaries have indicated that they wanted the ability to continue holding an indirect beneficial interest in Tutogen through the Partnership (and now through the Trust). In that regard, the Trustees believe that the Trust's controlling interest in Tutogen is significant, and a premature sale or distribution of the Tutogen Securities could limit the liquidation value of the Trust and the ultimate amount realized by the Beneficiaries.

    The Board believes that the price to be paid pursuant to the Offer is favorable to Beneficiaries who desire to obtain some liquidity for their investment. In that regard, for Beneficiaries who have had investments in the Partnership since its formation, the price of $1,387.12 per Trust Unit represents an increase of approximately 38.7% of the initial purchase price of $1,000 per limited partnership interest for all Trust Units that are tendered and accepted. Even if the Offer is over-subscribed and the number of Trust Units accepted is reduced accordingly, Beneficiaries who tender all of their Trust Units will be able to obtain a return of most of the amounts of their original investments. Beneficiaries who retain all of a portion of their Trust Units will have a continuing indirect interest in the Tutogen Securities.

    The Board of Trustees also reviewed the Offer in relation to the Tutogen Securities and the market value of Tutogen common stock. The closing price per share of Tutogen common stock on November 17, 2000 (immediately preceding the announcement of the Tender Offer Agreement) was 4 7/8, and the reported high and low prices per share during the preceding 52 weeks were 1 9/16 and 8 1/16, respectively. Each of the 43,254 Trust Units outstanding represents approximately 182 shares of common stock of Tutogen, assuming exercise of the options and warrants owned by the Trust. The Offer therefore represents, indirectly, a price of approximately $7.59 per share of Tutogen common stock.

    The Board of Trustees also believes that the Trust's continuing ownership of the Tutogen Securities may enable Beneficiaries to realize additional value on their investments. The improvement in Tutogen's operating performance and financial condition since 1998, reflected in the increased market value of its publicly traded stock, has substantially enhanced the Partnership's financial condition. The market for Tutogen's common stock has been relatively inactive, and its market value may fluctuate substantially; nevertheless, the Board of Trustees believes that there is a reasonable prospect for appreciation if Tutogen's earnings continue to increase.

    The Board of Trustees also noted that the Purchaser's contractual relationships with Tutogen, described in Tutogen's periodic reports filed with the Commission, have been a positive factor in Tutogen's turnaround, and the Purchaser's interest in Tutogen, as demonstrated by the financial commitment inherent in the Offer, reinforces the view of the Board of Trustees that Tutogen's future prospects are encouraging.

    Finally, the Board of Trustees took into account the financial position of the Purchaser and the absence of a need for external financing for the Offer to be consummated. This factor appears to the Trustees to make consummation of the Offer very likely, assuming the conditions to the Offer are satisfied.

    Mr. Pauken, the Liquidating Trustee, does not own any Trust Units. Messrs. Farone and Reimer, the two Supervisory Trustees of the Trust, own 40 and 50 Trust Units, respectively, and they have advised the Liquidating Trustee that they intend to tender all of their Trust Units pursuant to the Offer.

    The Board of Trustees believes that each Beneficiary should carefully consider all of the terms of the Offer in light of such Beneficiary's investment objectives. For Beneficiaries desiring to obtain liquidity for all or a portion of their investments in the Trust, the Board of Trustees recommends that they accept the Offer and tender all or a portion of their Trust Units pursuant to the Offer. A Beneficiary desiring to be assured of selling at least one half of his or her Trust Units pursuant to the Offer must tender all of his or her Trust Units.

Item 5.  Person/Assets Retained, Employed, Compensated or Used

    The Trust has not employed, retained or arranged to compensate any person to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company

    The Trust Units are not listed or traded on any securities exchange, and there is no public market for the Trust Units (nor has there been a public market for the units in the Partnership). To the knowledge of the Trust, there have been no transfers of Trust Units (or, prior to the formation of the Trust, units in the Partnership) in the past 60 days.

Item 7.  Purposes of the Transaction and Plans or Proposals

    The Trust is not engaged in any negotiations in response to the Offer. As discussed under Item 4, the Board of Trustees unanimously approved the Tender Offer Agreement and the Offer. The Tender Offer Agreement provides in part that neither the Liquidating Trustee nor any Supervising Trustee shall directly or indirectly solicit, initiate or encourage the submission of any competing Acquisition Proposal (as defined in the Tender Offer Agreement) or, except as required by the fiduciary duties of the Liquidating Trustee or the Board of Trustees under the terms of the Trust Agreement and applicable law after entering into a customary confidentiality agreement on terms no less favorable to the Trust and the Purchaser than those contained in the Tender Offer Agreement, participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Tender Offer Agreement).

Item 8.  Additional Information

    No response required.

Item 9.  Exhibits

(a)(1) Offer to Purchase dated November 28, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

(a)(2) Form of Transfer Agreement and Instructions thereto (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

(a)(3) Transmittal letter accompanying this Schedule as delivered to the Beneficiaries.

(d)(1) Agreement dated November 17, 2000, among Purchaser and the Liquidating Trustee (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

                                SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 28, 2000                        /s/ Thomas W. Pauken
                                          Thomas W. Pauken
                                          Liquidating Trustee of Capital
                                          Partners II, Ltd. Liquidating Trust

                              EXHIBIT INDEX

Exhibit
Number                                Description
______    ___________________________________________________________________

(a)(1) Offer to Purchase dated November 28, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

(a)(2) Form of Transfer Agreement and Instructions thereto (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

(a)(3) Transmittal letter accompanying this Schedule as delivered to the Beneficiaries.

(d)(1) Agreement dated November 17, 2000, among Purchaser and the Liquidating Trustee (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Purchaser with respect to the Trust on November 28, 2000).

Exhibit (a)(3)

                Capital Partners II, Ltd. Liquidating Trust

                            THOMAS W. PAUKEN
                                TRUSTEE

                           5646 Milton Street
                                Suite 900
Tel (214) 378-9340         Dallas, Texas 75206              Fax (214) 378-9261


                                                 November 28, 2000


To the Beneficiaries of Capital Partners II, Ltd. Liquidating Trust (the
"Trust"):

     The Trust was recently organized to continue the orderly liquidation of the assets of Renaissance Capital Partners, II, Ltd. (the "Partnership"), as authorized at the Special Meeting of Limited Partners of the Partnership on November 17, 2000. As a limited partner in the Partnership, you automatically became a Beneficiary of the Trust, with the same number of Trust Units as the number of limited partnership units which you own. Substantially all of the assets of the Partnership have been transferred to the Trust.

     I am pleased to report to you positive news with respect to the Trust. On behalf of the Trust, I signed an agreement with Sulzer Medica USA Holding Co. (the "Purchaser") whereby the Purchaser is making a tender offer to purchase for cash up to 21,627 Trust Units (one half of those outstanding), at a price of $1,387.12 per Trust Unit (the "Offer"). For the Trust Units actually purchased, this would represent a 38.7% per units increase over the original price paid when the Partnership was formed. It will enable Beneficiaries of the Trust who desire to do so to obtain liquidity for at least one half of their Trust Units, while retaining the Trust's ownership (and indirect ownership by the Beneficiaries) of our most significant assets, securities of Tutogen Medical, Inc. If more than 21,627 Trust Units are tendered, they will be accepted on a pro rata basis. ACCORDINGLY, IF YOU WISH TO BE ASSURED OF SELLING AT LEAST ONE HALF OF YOUR TRUST UNITS IN THE TENDER OFFER, YOU MUST TENDER ALL OF THE TRUST UNITS THAT YOU OWN.

     As discussed in the enclosed Schedule 14D-9, the Board of Trustees of the Trust unanimously approved the agreement with the Purchaser and the Offer and recommends that Beneficiaries desiring to obtain liquidity for all or a portion of their investment in the Trust accept the Offer and tender their Trust Units pursuant to the Offer. The reasons for these determinations and other important information about the Offer are discussed in the Schedule 14D-
9. I urge you to review this information carefully, together with the Offer to Purchase and related Transfer Agreement, which describe the Offer and contain instructions for responding. Please consider all of the enclosed information carefully.

                                          Sincerely yours,


                                             /s/ Thomas W. Pauken
                                          Thomas W. Pauken
                                          Liquidating Trustee